Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

CLARIFICATION ANNOUNCEMENT

China Life Insurance Company Limited (the “Company”) noticed that there are recent media articles mentioning that China Life Insurance (Group) Company (“CLIC”), the controlling shareholder of the Company, will inject its major assets into the Company (the “Media Articles”).

After verifying the statements in the Media Articles and making enquiries with CLIC, the Company wishes to clarify that as at the date of this announcement, neither the Company nor CLIC has any material information involving the Company that are required to be disclosed under applicable laws and regulations in respect of the matter mentioned in the Media Articles.

The Company will make proper and timely information disclosure in strict compliance with the provisions and requirements of applicable laws and regulations. The Company hereby expresses its gratitude to investors for their care and concern about the Company, and reminds investors to refer to the announcements published by the Company on the website of the Shanghai Stock Exchange, the website of The Stock Exchange of Hong Kong Ltd., the official website of the Company and the designated media for information disclosure for all information concerning the Company. Investors are advised to make rational investment and be careful of investment risk.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 13 February 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie